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THE ASSOCIATES

NEWS

THE ASSOCIATES ANNOUNCES POTENTIAL OFFERING
OF 15 MILLION SHARES OF COMMON STOCK


     DALLAS, Nov. 11, 1998 - Associates First Capital Corporation today announced plans to make a public offering of 15 million shares of its Class A common stock. The Associates said it has commenced the distribution of a preliminary prospectus supplement under a previously filed shelf registration. The offering is expected to be made during the latter part of November and would involve newly issued shares of The Associates. The proposed managing underwriters for the offering are Goldman, Sachs & Co., Credit Suisse First Boston, J.P. Morgan & Co., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette and Merrill Lynch & Co. The Associates currently has approximately 347 million shares of Class A common stock outstanding.

     Associates First Capital Corporation, established in 1918, is a leading diversified consumer and commercial finance company providing finance, leasing and related services. The Associates Class A common stock is listed under the symbol "AFS" on the New York Stock Exchange.



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Contact information
News media:         (972) 652-4522      www.theassociates.com
Securities analysts: (972) 652-7294 investor_relations@afcc.com
Shareholders:       1-888-NYSE-AFS